Exhibit (a)(1)(vi)

August 20, 2026

Fellow Investor,

The Annual Repurchase Program for BIP Ventures Evergreen BDC closed on August 14, 2026. We are pleased to inform you that 100% of tendered Shares will be repurchased. Based on preliminary information provided by the Company’s transfer agent, the Company estimates that Shares accepted for purchase represent approximately 2% of the Company’s outstanding Shares as of June 30, 2026. This estimate remains subject to final confirmation.

While the amounts that will be repurchased are currently being finalized, we wanted to let you know that your Notice of Acceptance and Promissory Note are now available on BIP Capital Vision.

As a reminder, the Repurchase Program will be processed using a valuation date of September 30, 2026, which will be published on or around October 15, 2026, at which point the value of those Shares will be communicated. Payment under the Promissory Note will be made promptly thereafter and, in any event, no later than 65 days after the close of the offer.

To understand the Repurchase Program fully and for a complete description of the terms, please read the entire Offer to Purchase, which can be found on the SEC website here: Schedule TO 2026

As always, we are glad to answer any questions you may have. Please email us at investorcommunications@bipventures.vc or contact your personal Advisor.

All the best,
Your BIP Ventures Team